November 5, 2020

Via Email

William J. Bielefeld
Dechert LLP
1900 K Street, NW
Washington, DC 20006
William.bielefeld@dechert.com

       Re:     SL Investment Corp.
               Registration Statement on Form 10
               File No. 000-56211

Dear Mr. Bielefeld:

        On October 6, 2020, you filed a registration statement on Form 10 on behalf of SL
Investment Corp. (the    Company   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Company   s
Form 10 prior
to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

Explanatory Note

1. Please add a section with bullet points and in bold font that highlights the risks of investing in the Company, such as the following:



                                                  1

        Investing in our shares may be considered speculative and involves a high degree of risk, including the following:

                 An investment in our shares is not suitable for you if you might need access to the money you invest in the foreseeable future.
                 You should not expect to be able to sell your shares regardless of how we perform.
                 If you are unable to sell your shares, you will be unable to reduce your exposure on any market downturn.
                 Shares of our common stock are not currently listed on an exchange and given that we have no current intention of pursuing any such listing, it is unlikely that a secondary trading market will develop for shares of our common stock. In addition, given that there is no guarantee on if or when the Company will be able to consummate the limited liquidity event described herein and the fact that the
               Company will not seek to wind down and/or liquidate and dissolve until seven years following the Initial Closing (as defined below), an investment in shares of our common stock is not suitable for you if you might need access to the money you invest in the foreseeable future.
                 Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.
                 We will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as "junk" have predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal. They will also be difficult to value and are illiquid.

Page 2     Item 1. Business

2. The third paragraph states that the Company intends to invest in senior secured or unsecured loans, subordinated loans and mezzanine loans. If the Company will hold a significant amount of covenant-lite loans, please revise your principal risk disclosure to include the heightened risks associated with covenant-lite loans.

3. In the second sentence of the fourth paragraph, disclosure states that the Company
expects to generate income from, among other things,    other fees.    Please
specify what these
other fees are.

Page 3     Item 1. Business

4. In the fifth sentence of the fourth paragraph, disclosure refers to add-on acquisitions.
Please define this term using plain English.

5.     In the fifth paragraph, disclosure states,

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        We expect to conduct private offerings of our Common Stock to investors in
       reliance on exemptions from the registration requirements of the Securities Act of
       1933, as amended (the    Securities Act   ). At the closing of any
private offering,
       each investor will make a capital commitment (a    Capital Commitment
) to
       purchase shares of Common Stock pursuant to a subscription agreement entered into with us. Investors will be required to fund drawdowns to purchase shares of our Common Stock up to the amount of their respective Capital
Commitments
       each time we deliver a notice to the investors.

       a. Please add disclosure in this section that specifies the exemptions on which the
       Company expects to rely and the minimum amount of notice the Company will provide regarding drawdowns.

       b. Please add disclosure that explains what happens to investors who fail to honor their obligations.

6.     Please disclose in this section the expected maturity of the Company   s
investments.

Page 4     Item 1. Business

7.      In the fifth paragraph, in the section titled,    Middle Market
Lending,    disclosure states
that the Company will invest in middle market companies,    typically with
annual EBITDA of $5
million to $100 million.    Elsewhere, however, disclosure refers to a range of
$15 million to
$100 million. Please address the inconsistency.

Page 5     Investment Strategy

8.      In the first sentence of the first paragraph, disclosure states,    Our
primary investment
strategy is to make privately negotiated senior secured credit investments in U.S. middle market companies that have leading market positions, enjoy high barriers to entry, generate strong and stable free cash flow and are led by a proven management team with strong financial sponsor
backing.    Please define    high barriers to entry,    using plain English.

Page 10     Preliminary Screen

9. In the last sentence of the second paragraph, disclosure states, Opportunities that gain
consensus advance to the Due Diligence & Structuring phase.    Please clarify
what you mean by
   gain consensus.    For example, on the next page, in the section titled,
Investment Committee
Approval & Closing,    disclosure is clear because it states that a majority of
the Investment
Committee must approve a transaction in order for the Company to pursue the opportunity.

Page 11     Portfolio Monitoring and Risk Management

10. In the second sentence of the second paragraph, disclosure states, Performing loans are typically discussed every quarter, while any loan that has been downgraded under our Internal
Risk Rating scale is typically discussed quarterly at a minimum and more frequently as
appropriate.    Please define    performing loans    using plain English.

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 Page 47        Our interests in any subsidiary that enters into a Credit
Facility would be
subordinated, and we may not receive cash on our equity interests from any such subsidiary.

11.   Please tell us supplementally whether    any subsidiary    referred to in
this section includes
domestic and/or foreign entities.

Page 51     Uncertainty resulting from the U.S. political climate could negatively impact our
business, financial condition and results of operations.

12. Please consider whether to add disclosure regarding the circumstances surrounding the
2020 U.S. presidential election.

Page 70     Our Series A Preferred Stock is subject to a risk of early redemption, and
holders may not be able to reinvest their funds.

13. Rule 23c-2 of the Investment Company Act of 1940 states that if less than all the outstanding securities of a class or series are to be redeemed, the redemption shall be made in non-discriminatory manner (such as on a pro rata basis). Please revise the disclosure in this section to clarify that involuntary redemptions will be conducted consistent with rule 23c-2.

Page 75     Contractual Obligations and Off-Balance Sheet Arrangements

14.      In the first sentence, disclosure states,    We have entered into
certain contracts under
which we have material future commitments.    Please explain to us whether the
Company will
make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act of 1940. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Exhibit 3.1a     Delaware Certificate of Incorporation

15.    The first sentence of Article IX, Section 9.4 provides:

       Exclusive Forum. To the fullest extent permitted by law, unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the
       Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation
       or the Corporation   s stockholders, (iii) any action asserting a claim
arising
       pursuant to any provision of the Delaware General Corporation Law, the Bylaws
       or this Certificate of Incorporation, or the securities, antifraud, unfair trade practices or similar laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder, or (iv) any action
                                                  4

        asserting a claim governed by the internal affairs doctrine shall be a federal or state court located in the state of Delaware.

        Please supplementally provide a legal analysis that addresses the propriety of designating a federal or state court in the state of Delaware as an exclusive forum with respect to claims arising under the federal securities laws.

                                     *    *   *        *     *   *

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-5166.

                                                           Sincerely,
                                                           /s/ Lisa N. Larkin
                                                           Lisa N. Larkin
                                                           Senior Counsel




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